SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 645,400
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 645,400
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON* PN

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Based on 9,581,012 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at November 8, 2007, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 641144308	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 645,400[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,291[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 645,400[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,291[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 645,400 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 71,291 shares of Common Stock owned  by an investment advisory client of Riley Investment Management LLC in an account indirectly affiliated with Mr. Riley.

3

Based on 9,581,012 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at November 8, 2007, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 641144308	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 645,400[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,291[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 645,400[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,291[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls their voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 645,400 shares owned by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 71,291 shares of Common Stock owned  by an investment advisory client of Riley Investment Management LLC in an account indirectly affiliated with Mr. Riley.  Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls Riley Investment Management LLC’s  voting and investment decisions for its investment advisory clients.

CUSIP No. 641144308	13D	Page 5

Based on 9,581,012 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at November 8, 2007, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 641144308	13D	Page 6

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On December 4, 2007, RIM sent a letter to the Issuer.  In the letter, RIM detailed its concerns about the motivation, decision-making and disclosure of Zvi Alon (the Issuer’s Chairman, President and CEO) and the Board of Directors.  In particular, RIM described concerns with respect to the Issuer’s disclosure of a January 17th acquisition proposal, which was disclosed three business days prior to the expiration of RIM’s partial tender offer, and the Issuer’s third quarter conference call.  RIM also described concerns with respect to Mr. Alon’s compensation, director Shelly Harrison’s independent services agreement with the Issuer and the Issuer’s severance and retention plan.  RIM urged the board to retain a banker and to auction the company as expeditiously as possible.  RIM also demanded that the Issuer allow its shareholders to determine whether any acquisition offers are economically viable.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is hereby amended as follows:

(c)

The following are transactions effected in Common Stock by the Reporting Persons in the past 60 days:  In October 16, 2007, an investment advisory client acquired 47,939 shares of common stock at a per share price of $4.1.

Item 7.

Material to be filed as Exhibits

        Exhibit A  Letter, dated December 4, 2007, from RIM to the Board of Directors of the Issuer.

CUSIP No. 641144308	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2007

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley